EXHIBIT A

TWO ROADS SHARED TRUST

CLASS C

MASTER DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

As Amended: October 18, 2016

Fund Name	Maximum Aggregate Distribution Fee Rate and Shareholder Servicing Fee Rate
Affinity Small Cap Fund	1.00%
Anfield Universal Fixed Income Fund	1.00%
Conductor Global Fund	1.00%
Hanlon Managed Income Fund	1.00%
Hanlon Tactical Dividend Momentum Fund	1.00%
LJM Preservation and Growth Fund	1.00%
Superfund Managed Futures Strategy Fund	1.00%